FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of August

HSBC Holdings plc

8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

HSBC Holdings plc
2026 Interim results

Georges Elhedery, Group CEO, said:
"HSBC is becoming the stronger bank we set out to build. We are executing our strategic priorities with pace, precision and discipline. This is allowing our four businesses to focus on their core strengths, grow, work together more effectively and deepen customer relationships. The result is a bank capable of achieving more."

Financial performance in 1H26
-      Profit before tax increased by $3.7bn or 23% to $19.5bn compared with 1H25. The increase primarily reflected a year-on-year net favourable impact of $2.2bn from notable items. The increase also reflected growth in banking net interest income ('banking NII') and higher fee and other income, primarily in Wealth and Wholesale Transaction Banking ('WTB'). This was partly offset by higher expected credit losses and other credit impairment charges ('ECL'), and a planned increase in operating expenses. Profit after tax of $15.3bn was $2.9bn or 23% higher compared with 1H25.
-      In 1H26, notable items included disposal losses of $0.3bn recognised on classification to held for sale associated with the planned sale of our business in Malta, restructuring costs associated with our organisational simplification of $0.3bn, and losses of $0.2bn from the recycling of foreign currency translation reserves following the completion of the sale of our UK life insurance business. In 1H25, notable items included dilution and impairment losses of $2.1bn related to our associate Bank of Communications Co., Limited ('BoCom'), and restructuring costs associated with our organisational simplification of $0.6bn.
-      Constant currency profit before tax excluding notable items increased by $1.1bn to $20.4bn compared with 1H25.
-      Revenue increased by $3.6bn or 11% to $37.7bn compared with 1H25, including a year-on-year net favourable impact of notable items of $0.8bn and the favourable impact of foreign currency translation differences of $0.7bn. The remaining increase reflected higher banking NII, and strong growth in Wealth fee and other income in our International Wealth and Premier Banking ('IWPB') and Hong Kong business segments, supported by higher customer activity. The increase also included a one-off property asset disposal gain of $0.2bn. Constant currency revenue excluding notable items rose by $2.0bn to $38.2bn compared with 1H25.
-      Net interest income ('NII') increased by $1.4bn compared with 1H25, primarily driven by deposit balance growth and the benefit of reinvestment of our structural hedge at higher yields. There was also a favourable impact from foreign currency translation differences of $0.4bn, partly offset by the impact of an adverse $0.1bn one-off item. The impact of lower market interest rates on the funding deployed to the trading book was broadly offset by higher trading balances. Banking NII, which excludes the funding costs associated with the trading book and insurance NII, increased by $1.6bn to $22.9bn.
-      Net interest margin ('NIM') of 1.61% was 4 basis points ('bps') higher compared with 1H25, mainly due to the impact from foreign currency translation differences and the benefit of our structural hedge, partly offset by lower market interest rates.
-      ECL of $2.4bn were $0.4bn higher than in 1H25. The 1H26 charge primarily reflected stage 3 charges on wholesale exposures, including a $0.4bn fraud-related, secondary, securitisation exposure with a financial sponsor in the UK in our Corporate and Institutional Banking ('CIB') business, and $0.2bn related to the Hong Kong commercial real estate ('CRE') sector. 1H26 also included allowances to reflect uncertainty due to the ongoing conflict in the Middle East. ECL in 1H25 included charges related to the Hong Kong CRE sector of $0.5bn, as well as allowance increases relating to geopolitical tensions and higher trade tariffs.
-      Operating expenses of $17.4bn were $0.4bn or 2% higher than in 1H25, including an adverse impact from foreign currency translation differences of $0.4bn. The increase was driven by higher planned spend and investment in technology, and the impact of inflation. These increases were partly mitigated by cost reductions from our organisational simplification and a year-on-year favourable impact from notable items.
-      Target basis operating expenses were $0.4bn or 2% higher than in 1H25, including the impact of inflation and higher planned spend and investment in technology, partly offset by cost reductions from our organisational simplification.
-      Customer lending balances increased by $34bn compared with 31 December 2025, including adverse foreign currency translation differences of $6bn. On a constant currency basis, lending balances increased by $40bn, reflecting growth across all our business segments, particularly in our main entity in Hong Kong. This was partly offset by the classification to held for sale of loans from the planned sale of our business in Malta.
-      Customer accounts increased by $41bn compared with 31 December 2025, including adverse foreign currency translation differences of $15bn. On a constant currency basis, customer accounts increased by $56bn, primarily reflecting growth in our CIB business, partly offset by the classification to held for sale of deposits from the planned sale of our business in Malta and our retail banking business in Indonesia.
-      Common equity tier 1 ('CET1') capital ratio of 14.1% decreased by 0.8 percentage points compared with 31 December 2025, reflecting the impact of the privatisation of Hang Seng Bank Limited ('Hang Seng Bank'), dividends and an increase in risk-weighted assets ('RWAs'), partly offset by regulatory profit.
-      The Board has approved a second interim dividend of $0.10 per share. We also intend to initiate a share buy-back of up to $1bn, which we expect to complete by our third quarter 2026 results announcement.

Financial performance in 2Q26
-      Profit before tax increased by $3.8bn or 60% to $10.1bn compared with 2Q25, primarily reflecting a net favourable impact from notable items of $2.6bn. The increase also reflected growth in banking NII, and higher fee and other income primarily in Wealth and WTB. Profit after tax increased by $3.1bn or 63% to $7.9bn compared with 2Q25.
-      In 2Q26, notable items included restructuring costs associated with our organisational simplification of $0.2bn. In 2Q25, notable items included dilution and impairment losses of $2.1bn related to our associate BoCom, and restructuring costs associated with our organisational simplification of $0.5bn.
-      Revenue increased by $2.6bn to $19.1bn compared with 2Q25, including a year-on-year net favourable impact of $1.3bn from notable items. The increase also reflected a rise in banking NII, and strong growth in Wealth fee and other income in our IWPB and Hong Kong business segments, supported by higher customer activity. Revenue grew in Debt and Equity Markets and WTB in our CIB business. Constant currency revenue excluding notable items rose by $1.3bn to $19.0bn.
-      ECL of $1.1bn were stable compared with 2Q25. The charge in 2Q26 primarily comprised stage 3 charges, including $0.2bn related to the Hong Kong CRE sector. The ECL charge in 2Q25 included charges of $0.4bn related to the Hong Kong CRE sector.
-      Operating expenses of $8.7bn were $0.2bn or 2% lower compared with 2Q25, reflecting lower restructuring costs together with the resultant cost reduction benefits from our organisational simplification, and the phasing of performance-related pay accrual relative to 2Q25. These reductions were partly offset by higher planned spend and investment in technology, the impact of inflation and an adverse impact from foreign currency translation differences of $0.1bn.
-      Customer lending increased by $20bn compared with 1Q26 on a reported basis, reflecting growth across all segments.
-      Customer accounts increased by $46bn compared with 1Q26 on a reported basis, primarily reflecting growth in our CIB business, notably in Hong Kong, partly offset by the classification of deposits from the planned sale of our retail banking business in Indonesia to held for sale.

Outlook
Group financial targets
-      We remain confident in achieving the targets we set out in February 2026, including a return on average tangible equity ('RoTE') of 17% or better for 2026, 2027 and 2028, excluding notable items.
-      We continue to target year-on-year growth in revenue from 2026 to 2028, rising to 5% growth in 2028 compared with 2027, excluding notable items and on a constant currency basis.
-      We maintain our dividend payout ratio target basis of 50% in 2026, 2027 and 2028. Our target basis payout ratio is calculated as a percentage of earnings per share ('EPS') excluding material notable items and related impacts.
In respect of 2026
-      We now expect banking NII of at least $46bn in 2026, reflecting a continued favourable interest rate outlook, while recognising the outlook remains volatile and uncertain. We had previously provided banking NII guidance of around $46bn for 2026.
-      We continue to expect an ECL charge as a percentage of average gross customer loans to be around 45bps (including held for sale loan balances) for 2026, reflecting ongoing uncertainty in the outlook. Over the medium term, we retain our planning range of 30-40bps.
-      The Group remains on track to deliver year-on-year growth in operating expenses of approximately 1% in 2026 on a target basis. Should strong business performance continue, we may consider additional performance-related pay which would increase 2026 target basis cost growth modestly. Our target basis operating expenses measure excludes notable items and includes the impact of simplification-related saves associated with our announced strategic reorganisation.
-      We intend to continue to manage the CET1 capital ratio within our medium-term target range of 14% to 14.5%.
Ñ Our targets and expectations reflect our current outlook for the global macroeconomic environment and market-dependent factors, such as market-implied interest rates (as of mid-July 2026) and rates of foreign exchange, as well as customer behaviour and activity levels.
Ñ We do not reconcile our forward guidance on RoTE excluding notable items, target basis operating expenses, dividend payout ratio target basis or banking NII to their equivalent reported measures.
Ñ For further details, please refer to the following pages of our Interim Report 2026: pages 41 to 44 for a further explanation of RoTE excluding notable items, banking NII, target basis operating expenses and dividend payout ratio target basis. For further information on our CET1 ratio, see page 70.

Key financial metrics

	Half-year to
	30 Jun 2026	30 Jun 2025
Reported results
Profit before tax ($m)	19,522	15,810
Profit after tax ($m)	15,321	12,441
Net operating income before change in expected credit losses and other credit impairment charges ('revenue') ($m)	37,742	34,122
Cost efficiency ratio (%)	46.2	49.9
Net interest margin (%)	1.61	1.57
Basic earnings per share ($)	0.85	0.65
Diluted earnings per share ($)	0.85	0.65
Dividend per ordinary share (in respect of the period) ($)	0.20	0.20
Alternative performance measures
Constant currency profit before tax ($m)	19,522	16,001
Constant currency revenue ($m)	37,742	34,812
Constant currency banking net interest income ($m)	22,896	21,820
Constant currency cost efficiency ratio (%)	46.2	50.1
Constant currency profit before tax excluding notable items ($m)	20,395	19,267
Constant currency revenue excluding notable items ($m)	38,168	36,149
Constant currency profit before tax excluding notable items and strategic transactions ($m)	20,395	19,072
Constant currency revenue excluding notable items and strategic transactions ($m)	38,168	35,805
Expected credit losses and other credit impairment charges (annualised) as % of average gross loans and advances to customers, including held for sale (%)	0.47	0.42
Basic earnings per share excluding material notable items and related impacts ($)	0.88	0.78
Return on average ordinary shareholders' equity (annualised) (%)	16.9	13.7
Return on average tangible equity (annualised) (%)	18.2	14.7
Return on average tangible equity excluding notable items (annualised) (%)	19.1	18.2
Target basis operating expenses ($m)	16,979	16,607

	At
	30 Jun 2026	31 Dec 2025
Balance sheet
Total assets ($m)	3,438,161	3,233,034
Net loans and advances to customers ($m)	1,022,105	988,399
Constant currency net loans and advances to customers ($m)	1,022,105	981,950
Customer accounts ($m)	1,827,703	1,786,828
Constant currency customer accounts ($m)	1,827,703	1,771,972
Average interest-earning assets, year to date ($m)	2,280,838	2,190,078
Loans and advances to customers as % of customer accounts (%)	55.9	55.3
Total shareholders' equity ($m)	196,682	198,225
Tangible ordinary shareholders' equity ($m)	160,652	165,153
Net asset value per ordinary share at period end ($)	10.08	10.36
Tangible net asset value per ordinary share at period end ($)	9.36	9.64
Capital, leverage and liquidity
Common equity tier 1 capital ratio (%)1,2	14.1	14.9
Risk-weighted assets ($m)1,2	906,417	888,647
Total capital ratio (%)1,2	19.7	20.5
Leverage ratio (%)1,2	4.9	5.3
High-quality liquid assets (liquidity value, average) ($m)1,2,3	713,669	702,123
Liquidity coverage ratio (average) (%)1,2,3	134	137
Share count
Period end basic number of $0.50 ordinary shares outstanding, after deducting own shares held (millions)	17,164	17,140
Period end basic number of $0.50 ordinary shares outstanding and dilutive potential ordinary shares, after deducting own shares held (millions)	17,267	17,276
Average basic number of $0.50 ordinary shares outstanding, after deducting own shares held (millions)	17,146	17,427

Ñ For reconciliations of our reported results to a constant currency basis, including lists of notable items, see page 29 of the Interim Report 2026. For detail on other alternative performance measures, including definitions and calculations, see 'Reconciliation of alternative performance measures' on page 41 of the Interim Report 2026.
1 Regulatory ratios and requirements are based on the Prudential rules in force at the time.
2 Regulatory numbers and ratios are as presented at the date of reporting. Small changes may exist between these numbers and ratios and those subsequently submitted in regulatory filings. Where differences are significant, we may restate in subsequent periods.
3 The liquidity coverage ratio is based on the average value of the preceding 12 months.

Highlights

	Half-year to
	30 Jun 2026	30 Jun 2025
	$m	$m
Reported
Revenue1,2	37,742	34,122
Change in expected credit losses and other credit impairment charges	(2,353)	(1,941)
Operating expenses	(17,426)	(17,022)
Share of profit in associates and joint ventures less impairment2	1,559	651
Profit before tax	19,522	15,810
Tax charge	(4,201)	(3,369)
Profit after tax	15,321	12,441
Constant currency3
Revenue1,2	37,742	34,812
Change in expected credit losses and other credit impairment charges	(2,353)	(2,015)
Operating expenses	(17,426)	(17,451)
Share of profit in associates and joint ventures less impairment2	1,559	655
Profit before tax	19,522	16,001
Tax charge	(4,201)	(3,428)
Profit after tax	15,321	12,573

Notable items
Revenue
Disposals, wind-downs, acquisitions and related costs1	(426)	(139)
Dilution loss of interest in BoCom associate2	-	(1,136)
Operating expenses
Disposals, wind-downs, acquisitions and related costs	(129)	(227)
Restructuring and other related costs4	(318)	(616)
Impairment loss of interest in BoCom associate2	-	(1,000)
Tax
Tax credit on notable items	85	379

1 The amount in 1H26 includes $0.2bn from the recycling of foreign currency translation reserve losses arising on completion of the sale of our UK life insurance business, HSBC Life (UK) Limited, and $0.3bn of disposal losses recognised upon the 'held for sale' classification of HSBC Continental Europe's shareholding in HSBC Bank Malta p.l.c. The amount in 1H25 includes a $0.1bn mark-to-market gain on interest rate hedging of the portfolio of retained loans post sale of our retail banking operations in France and a $0.1bn fair value loss on Grupo Financiero Galicia's ('Galicia') American Depositary Receipts ('ADRs') received as purchase consideration from the sale of our business in Argentina, which were disposed of in 2Q25.
2 Amounts in 1H25 in 'Revenue' and 'Dilution loss of interest in BoCom associate' include a loss of $1.1bn inclusive of reserves recycling as a result of the dilution of our shareholding in BoCom. We have also recognised a $1.0bn impairment loss following an impairment test on the carrying value of the Group's investment in BoCom in 'Share of profit in associates and joint ventures less impairment' and 'Impairment loss of interest in BoCom associate'.
3 Constant currency performance is computed by adjusting reported results of comparative periods for the effects of foreign currency translation differences, which distort period-on-period comparisons.
4 Amounts relate to restructuring provisions recognised in 2025 and 2026.

Group CEO's shareholder letter
Dear fellow shareholders,
HSBC is becoming the stronger bank we set out to build. We are executing our strategic priorities with pace, precision and discipline. This is allowing our four businesses to focus on their core strengths, grow, work together more effectively and deepen customer relationships. The result is a bank capable of achieving more. The first half of 2026 shows what a stronger HSBC can achieve.

Performance with discipline
On a reported basis, profit before tax was $19.5bn, up 23% compared with 1H25. Revenue grew 11% to $37.7bn. Annualised RoTE was 18.2%, or 19.1% excluding notable items.

Our deposit franchise grew by $129bn on a constant currency basis, including held-for-sale balances, over the last year. We are also seeing encouraging growth in loans, particularly in Hong Kong and the UK.

We also grew fee and other income. Wholesale Transaction Banking increased by 4% on a constant currency basis. As the world's trade bank, this resilient growth shows the central role we are playing as businesses adapt to new patterns of trade and investment. Wealth grew by 18% on a constant currency basis, reflecting our market-leading Asia franchise.

We delivered strong returns to our shareholders. Our 18.2% annualised RoTE reflects a strong performance. We are paying another 10 cents per share quarterly interim dividend. We have also resumed share buy-backs (up to $1bn), three quarters after we paused them following the Hang Seng Bank privatisation announcement.

Our strong performance in the first half gives us the capacity to continue investing for growth while safeguarding the hallmark financial strength and cost discipline that our customers and shareholders expect.

Compounding our strengths
HSBC creates greater value when more of our capabilities work together for our customers. That is why over the past two years we have sharpened our focus, simplified the organisation and are directing investment towards the businesses and markets where HSBC is strongest.

As recent uncertainty has reshaped patterns of trade and investment, we have seen that our customers are adapting the way they do business. New networks of trade, investment and growth are emerging across the global economy.

As they do, our customers increasingly need a banking partner that can connect financing, payments, markets and wealth seamlessly across borders, ensuring they remain resilient and agile enough to adapt to fast-changing circumstances.

We see this every day. A manufacturer reshaping its supply chain. An entrepreneur expanding into a new market. An investor allocating capital across regions.

The better we connect HSBC, the more value we can create. Better outcomes deepen relationships. Deeper relationships create more opportunities to support our customers' ambitions and compound value over time.

Connecting the enterprise
In a more complex world, our customers need more of HSBC working together on their behalf. We are making that easier.

HSBC Access is one example. It brings together the capabilities of our Private Bank, Innovation Banking and Corporate and Institutional Banking to give eligible customers access to a broader range of investment opportunities through a single relationship.

More broadly, shared capabilities are helping successful ideas to move faster across businesses and markets. Our simplification actions are also creating clearer accountability and enabling quicker decisions.

For customers, that means more relevant solutions and easier access to our network and expertise. For colleagues, it means greater clarity and more time to focus on customers. For shareholders, it means more opportunities for focused, sustainable growth.

The more effectively HSBC works together, the more we can achieve.

Innovation at scale
Innovation creates value when it moves from possibility to practical use.

Artificial intelligence will play an increasingly important role in how we personalise our services for customers and run the bank. We are equipping colleagues with tools that amplify their expertise, improve decisions and reduce complexity. We are also strengthening the data, technology and controls needed to deploy these capabilities safely and at scale.

We are applying the same ambition to the next generation of financial infrastructure. This year, the UK Government selected HSBC to provide the technology for its first digital government bond. It shows that innovation developed inside HSBC can help shape the infrastructure of the market itself.

We also expanded our tokenised deposits services into the US and the UAE, taking a capability first developed in Asia to six markets across our international network. This enables customers to move money frictionlessly across borders in real time, 24 hours a day, seven days a week.

During the first half, HSBC was also granted a stablecoin issuer licence in Hong Kong, becoming one of the first banks able to issue stablecoins under the new regulatory framework. We plan to issue in the second half of the year.

These are different technologies, but they reflect the same discipline: identify a real need, demonstrate the value and scale what works.

Building for tomorrow
My first two years have been about building a stronger HSBC. The next phase is about putting more of those strengths to work.

The completion of the Hang Seng Bank privatisation is one example of that. It brings together the strengths of two iconic banks for the benefit of customers and shareholders.

We begin this next phase knowing where HSBC is strongest, where we should invest and where we can create the greatest value.

Our intention is to grow more consistently by compounding those strengths. To do this, we will continue to invest with discipline in our people, technology and international network. These investments will help us deepen customer relationships, strengthen our competitive position and support future growth. By doing so, we will unlock more of HSBC's potential.

Finally, none of the progress described in this report would be possible without the skill, judgement and dedication of our colleagues around the world. Every day, they earn the trust our customers place in HSBC and bring our strategy to life. I would like to thank them for everything they do. I would also like to thank our customers for their trust and our shareholders for their continued support.

Georges Elhedery
Group CEO
4 August 2026

Financial summary
	Half-year to
	30 Jun 2026	30 Jun 2025
	$m	$m
For the period
Profit before tax	19,522	15,810
Profit attributable to:
- ordinary shareholders of the parent company	14,626	11,510
Dividends on ordinary shares1	9,416	8,147
At the period end
Total shareholders' equity	196,682	192,554
Total regulatory capital	178,776	178,496
Customer accounts	1,827,703	1,718,604
Total assets	3,438,161	3,214,371
Risk-weighted assets	906,417	886,860
Per ordinary share	$	$
Basic earnings	0.85	0.65
Dividend per ordinary share (paid in the period)1	0.55	0.46
Net asset value2	10.08	9.88

1 The $0.55 dividend paid during the period consisted of a fourth interim dividend of $0.45 per ordinary share in respect of the financial year ended 31 December 2025 paid in April 2026 and a first interim dividend of $0.10 per ordinary share in respect of the financial year ending 31 December 2026 paid in June 2026.
2 The definition of net asset value per ordinary share is total shareholders' equity, less non-cumulative preference shares and capital securities, divided by the basic number of ordinary shares in issue, excluding own shares held by the parent company, including those purchased and held in treasury.

Distribution of results by business segments1
Constant currency profit before tax
	Half-year to
	30 Jun 2026		30 Jun 2025
	$m	%	$m	%
Hong Kong	5,138	26.3	4,511	28.2
UK	3,332	17.1	3,229	20.2
Corporate and Institutional Banking	7,250	37.1	6,805	42.5
International Wealth and Premier Banking	2,616	13.4	2,136	13.3
Corporate Centre	1,186	6.1	(680)	(4.2)
Profit before tax	19,522	100.0	16,001	100.0

1 Effective 1 January 2026, we transferred certain clients, primarily in Hong Kong and the UK, to the CIB segment to better meet their needs. This transfer does not change the Group's reportable segments. Comparative periods have been re-presented accordingly. The re-presentation has no impact on the Group's consolidated financial results or financial position.

Distribution of results by legal entity
Reported profit/(loss) before tax
	Half-year to
	30 Jun 2026		30 Jun 2025
	$m	%	$m	%
HSBC UK Bank plc	3,900	20.0	3,618	22.9
HSBC Bank plc	1,174	6.0	1,493	9.4
The Hongkong and Shanghai Banking Corporation Limited	12,897	66.1	9,384	59.4
HSBC Bank Middle East Limited	474	2.4	568	3.6
HSBC North America Holdings Inc.	935	4.8	490	3.1
Grupo Financiero HSBC, S.A. de C.V.	405	2.1	330	2.1
Other trading entities1	964	4.9	817	5.2
Holding companies, shared service centres and intra-Group eliminations	(1,227)	(6.3)	(890)	(5.7)
Profit before tax	19,522	100.0	15,810	100.0

1 Other trading entities includes the results of entities located in Türkiye, Egypt and Saudi Arabia (including our share of the results of Saudi Awwal Bank ('SAB')) which do not consolidate into HSBC Bank Middle East Limited. These entities had an aggregated impact on the Group's reported profit before tax of $0.7bn (1H25: $0.8bn).

HSBC constant currency profit before tax and balance sheet data
	Half-year to 30 Jun 2026
	Hong Kong	UK	CIB	IWPB	Corporate Centre	Total
	$m	$m	$m	$m	$m	$m
Net operating income/(expense) before change in expected credit losses and other credit impairment charges	8,132	6,530	15,609	7,739	(268)	37,742
- external	5,179	7,066	20,942	7,086	(2,531)	37,742
- inter-segment	2,953	(536)	(5,333)	653	2,263	-
- of which: net interest income/(expense)1	5,975	5,682	8,023	3,585	(5,032)	18,233
Change in expected credit losses and other credit impairment charges	(540)	(505)	(894)	(413)	(1)	(2,353)
Net operating income/(expense)	7,592	6,025	14,715	7,326	(269)	35,389
Total operating expenses	(2,454)	(2,693)	(7,465)	(4,727)	(87)	(17,426)
Operating profit/(loss)	5,138	3,332	7,250	2,599	(356)	17,963
Share of profit in associates and joint ventures less impairment	-	-	-	17	1,542	1,559
Constant currency profit/(loss) before tax	5,138	3,332	7,250	2,616	1,186	19,522
	%	%	%	%	%	%
Share of HSBC's constant currency profit/(loss) before tax	26.3	17.1	37.1	13.4	6.1	100.0
Constant currency cost efficiency ratio	30.2	41.2	47.8	61.1	(32.5)	46.2

Constant currency balance sheet data	$m	$m	$m	$m	$m	$m
Loans and advances to customers (net)	230,495	306,175	331,512	153,763	160	1,022,105
Interests in associates and joint ventures	-	-	82	512	30,739	31,333
Total external assets	450,796	449,769	1,970,104	439,388	128,104	3,438,161
Customer accounts	536,808	348,342	669,711	272,646	196	1,827,703
Constant currency risk-weighted assets	140,039	156,502	426,317	89,263	94,296	906,417

	Half-year to 30 Jun 2025
Net operating income before change in expected credit losses and other credit impairment charges2	7,666	6,241	14,819	7,284	(1,198)	34,812
- external	4,865	6,772	20,356	6,226	(3,407)	34,812
- inter-segment	2,801	(531)	(5,537)	1,058	2,209	-
- of which: net interest income/(expense)1	5,724	5,353	7,458	3,848	(5,140)	17,243
Change in expected credit losses and other credit impairment charges	(857)	(340)	(313)	(503)	(2)	(2,015)
Net operating income	6,809	5,901	14,506	6,781	(1,200)	32,797
Total operating expenses	(2,298)	(2,672)	(7,701)	(4,647)	(133)	(17,451)
Operating profit	4,511	3,229	6,805	2,134	(1,333)	15,346
Share of profit in associates and joint ventures2	-	-	-	2	653	655
Constant currency profit before tax	4,511	3,229	6,805	2,136	(680)	16,001
	%	%	%	%	%	%
Share of HSBC's constant currency profit before tax	28.2	20.2	42.5	13.3	(4.2)	100.0
Constant currency cost efficiency ratio	30.0	42.8	52.0	63.8	(11.1)	50.1

Constant currency balance sheet data	$m	$m	$m	$m	$m	$m
Loans and advances to customers (net)	225,442	286,036	311,033	148,341	187	971,039
Interests in associates and joint ventures	-	-	107	511	28,431	29,049
Total external assets	425,910	417,723	1,752,248	435,501	144,600	3,175,982
Customer accounts	508,730	336,506	577,443	274,578	342	1,697,599
Constant currency risk-weighted assets	138,513	144,550	414,039	91,393	90,724	879,219
1 Net interest expense recognised in Corporate Centre includes 1H26: $4.8bn (1H25: $4.7bn) of interest expense in relation to the internal cost to fund trading and fair value net assets; and the funding cost of foreign exchange swaps in our Markets Treasury function.
2 The amount in 1H25 includes a loss of $1.1bn inclusive of reserves recycling as a result of the dilution of our shareholding in BoCom. We also recognised a $1.0bn impairment loss following an impairment test on the carrying value of the Group's investment in BoCom in 'Share of profit in associates and joint ventures less impairment'.

Consolidated income statement
	Half-year to
	30 Jun 2026	30 Jun 2025
	$m	$m
Net interest income	18,233	16,821
- interest income	48,062	49,008
- interest expense	(29,829)	(32,187)
Net fee income	7,277	6,643
- fee income	9,553	8,640
- fee expense	(2,276)	(1,997)
Net income from financial instruments held for trading or managed on a fair value basis1	10,520	10,547
Net income from assets and liabilities of insurance businesses, including related derivatives, measured at fair value through profit or loss	6,105	5,113
Insurance finance expense	(5,838)	(5,329)
Insurance service result	1,033	785
- insurance service revenue	1,647	1,511
- insurance service expense	(614)	(726)
Net losses relating to sale of business operations2	(433)	(34)
Other operating income/(expense)3	845	(424)
Net operating income before change in expected credit losses and other credit impairment charges4	37,742	34,122
Change in expected credit losses and other credit impairment charges	(2,353)	(1,941)
Net operating income	35,389	32,181
Employee compensation and benefits	(9,685)	(9,903)
General and administrative expenses	(5,285)	(4,894)
Depreciation and impairment of property, plant and equipment and right-of-use assets	(1,022)	(955)
Amortisation and impairment of intangible assets	(1,434)	(1,270)
Total operating expenses	(17,426)	(17,022)
Operating profit	17,963	15,159
Share of profit in associates and joint ventures	1,559	1,651
Impairment of interest in associate3	-	(1,000)
Profit before tax	19,522	15,810
Tax expense	(4,201)	(3,369)
Profit after tax	15,321	12,441
Attributable to:
- ordinary shareholders of the parent company	14,626	11,510
- other equity holders	633	547
- non-controlling interests	62	384
Profit after tax	15,321	12,441
	$	$
Basic earnings per ordinary share	0.85	0.65
Diluted earnings per ordinary share	0.85	0.65

1 The amount in 1H25 includes a $0.1bn mark-to-market gain on interest rate hedging of the portfolio of retained loans post sale of our retail banking operations in France and a $0.1bn fair value loss on Galicia's ADRs received as purchase consideration from the sale of our business in Argentina, which were disposed of in 2Q25.
2 Amounts in 1H26 include $0.2bn from the recycling of foreign currency translation reserve losses arising on completion of the sale of our UK life insurance business, HSBC Life (UK) Limited, and $0.3bn of disposal losses recognised upon the 'held for sale' classification of HSBC Continental Europe's shareholding in HSBC Bank Malta p.l.c.
3 The amount in 1H25 'Other operating (expense)/income' includes a loss of $1.1bn inclusive of reserves recycling as a result of the dilution of our shareholding in BoCom. In the same period we also recognised a $1.0bn impairment loss following an impairment test on the carrying value of the Group's investment in BoCom in 'Impairment of interest in associate'.
4 Also referred to as revenue.

Consolidated statement of comprehensive income
	Half-year to
	30 Jun 2026	30 Jun 2025
	$m	$m
Profit for the period	15,321	12,441
Other comprehensive income/(expense)
Items that will be reclassified subsequently to profit or loss when specific conditions are met:
Debt instruments at fair value through other comprehensive income	(1,083)	205
- fair value gains/(losses)	(1,188)	640
- fair value gains transferred to the income statement on disposal	(98)	(83)
- expected credit losses recognised in the income statement	(1)	2
- income taxes	204	(354)
Cash flow hedges	(1,444)	1,891
- fair value losses	(1,327)	(568)
- fair value losses/(gains) reclassified to the income statement	(564)	3,037
- income taxes	447	(578)
Share of other comprehensive income/(expense) of associates and joint ventures	(123)	(59)
- share for the period	(123)	(3)
- other comprehensive income reclassified to the income statement on disposal of interest in an associate	-	(56)
Net finance income from insurance contracts	-	16
- net finance expenses	-	21
- income taxes	-	(5)
Exchange differences	(349)	6,404
- foreign exchange losses reclassified to the income statement on disposal or dilution of a foreign operation	174	224
- other exchange differences	(523)	6,180
Items that will not be reclassified subsequently to profit or loss:
Fair value gains on property revaluation	20	14
Remeasurement of defined benefit (liability)/asset	79	(347)
- before income taxes	88	(461)
- income taxes	(9)	114
Changes in fair value of financial liabilities designated at fair value upon initial recognition arising from changes in own credit risk	288	242
- before income taxes	386	315
- income taxes	(98)	(73)
Equity instruments designated at fair value through other comprehensive income	(239)	93
- fair value gains/(losses)	(244)	88
- income taxes	5	5
Effects of hyperinflation	104	81
Other comprehensive income/(expense) for the period, net of tax	(2,747)	8,540
Total comprehensive income for the period	12,574	20,981
Attributable to:
- ordinary shareholders of the parent company	11,914	19,917
- other equity holders	633	547
- non-controlling interests	27	517
Total comprehensive income for the period	12,574	20,981

Consolidated balance sheet
	At
	30 Jun 2026	31 Dec 2025
	$m	$m
Assets
Cash and balances at central banks	227,800	242,859
Hong Kong Government certificates of indebtedness	45,021	44,063
Trading assets	423,987	366,153
Financial assets designated and otherwise mandatorily measured at fair value through profit or loss	138,942	133,063
Derivatives	255,995	237,740
Loans and advances to banks	110,529	108,462
Loans and advances to customers	1,022,105	988,399
Reverse repurchase agreements - non-trading	311,871	298,392
Financial investments	604,759	567,211
Assets held for sale	22,732	11,115
Prepayments, accrued income and other assets	221,473	184,794
Current tax assets	1,199	864
Interests in associates and joint ventures	31,333	29,577
Goodwill and intangible assets	12,728	13,107
Deferred tax assets	7,687	7,235
Total assets	3,438,161	3,233,034
Liabilities
Hong Kong currency notes in circulation	45,021	44,063
Deposits by banks	91,401	97,952
Customer accounts	1,827,703	1,786,828
Repurchase agreements - non-trading	276,266	204,974
Trading liabilities	86,363	72,122
Financial liabilities designated at fair value	173,751	158,456
Derivatives	254,662	237,854
Debt securities in issue	105,027	99,675
Liabilities of disposal groups held for sale	30,097	23,382
Accruals, deferred income and other liabilities	184,121	142,123
Current tax liabilities	3,561	3,037
Insurance contract liabilities	130,053	122,955
Provisions	2,942	3,441
Deferred tax liabilities	2,240	2,100
Subordinated liabilities	27,872	28,406
Total liabilities	3,241,080	3,027,368
Equity
Called up share capital	8,592	8,588
Share premium account	245	111
Other equity instruments	23,708	20,716
Other reserves	(3,449)	(795)
Retained earnings	167,586	169,605
Total shareholders' equity	196,682	198,225
Non-controlling interests	399	7,441
Total equity	197,081	205,666
Total liabilities and equity	3,438,161	3,233,034

Consolidated statement of changes in equity
			Other reserves
	Called up share capital and share premium	Other equity instru-ments	Financial assets at FVOCI reserve	Cash flow hedging reserve	Foreign exchange reserve	Merger and other reserves	Insurance finance reserve	Retained earnings	Total share-holders' equity	Non- controlling interests	Total equity
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
At 1 Jan 2026	8,699	20,716	(319)	570	(26,024)	24,978	-	169,605	198,225	7,441	205,666
Profit for the period	-	-	-	-	-	-	-	15,259	15,259	62	15,321
Other comprehensive income (net of tax)	-	-	(1,254)	(1,428)	(398)	20	-	348	(2,712)	(35)	(2,747)
- debt instruments at fair value through other comprehensive income	-	-	(1,082)	-	-	-	-	-	(1,082)	(1)	(1,083)
- equity instruments designated at fair value through other comprehensive income	-	-	(239)	-	-	-	-	-	(239)	-	(239)
- cash flow hedges	-	-	-	(1,444)	-	-	-	-	(1,444)	-	(1,444)
- changes in fair value of financial liabilities designated at fair value upon initial recognition arising from changes in own credit risk	-	-	-	-	-	-	-	288	288	-	288
- property revaluation	-	-	-	-	-	20	-	-	20	-	20
- remeasurement of defined benefit asset/(liability)	-	-	-	-	-	-	-	79	79	-	79
- share of other comprehensive income of associates and joint ventures	-	-	-	-	-	-	-	(123)	(123)	-	(123)
- effects of hyperinflation	-	-	-	-	-	-	-	104	104	-	104
- foreign exchange losses reclassified to income statement on disposal or dilution of a foreign operation1	-	-	-	-	174	-	-	-	174	-	174
- other reserves reclassified to income statement on disposal or dilution of a foreign operation	-	-	-	-	-	-	-	-	-	-	-
- insurance finance income recognised in other comprehensive income	-	-	-	-	-	-	-	-	-	-	-
- other exchange differences	-	-	67	16	(572)	-	-	-	(489)	(34)	(523)
Total comprehensive income for the period	-	-	(1,254)	(1,428)	(398)	20	-	15,607	12,547	27	12,574
Shares issued under employee remuneration and share plans	138	-	-	-	-	-	-	(138)	-	-	-
Capital securities issued2	-	3,992	-	-	-	-	-	-	3,992	-	3,992
Dividends to shareholders	-	-	-	-	-	-	-	(10,049)	(10,049)	(69)	(10,118)
Redemption of securities3	-	(1,000)	-	-	-	-	-	-	(1,000)	-	(1,000)
Cost of share-based payment arrangements	-	-	-	-	-	-	-	319	319	-	319
Share buy-backs	-	-	-	-	-	-	-	-	-	-	-
Cancellation of shares	-	-	-	-	-	-	-	-	-	-	-
Changes in ownership interests in subsidiaries4	-	-	141	66	66	161	-	(7,076)	(6,642)	(7,001)	(13,643)
Transfer of gain on disposal of equity investments at FVOCI to retained earnings	-	-	(21)	-	-	-	-	21	-	-	-
Other movements5	-	-	(7)	-	-	-	-	(703)	(710)	1	(709)
At 30 Jun 2026	8,837	23,708	(1,460)	(792)	(26,356)	25,159	-	167,586	196,682	399	197,081

Consolidated statement of changes in equity (continued)
			Other reserves
	Called up share capital and share premium	Other equity instru- ments	Financial assets at FVOCI reserve	Cash flow hedging reserve	Foreign exchange reserve	Merger and other reserves	Insurance finance reserve	Retained earnings	Total share- holders' equity	Non- controlling interests	Total equity
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
At 1 Jan 2025	23,783	19,070	(3,246)	(1,079)	(32,887)	26,328	602	152,402	184,973	7,300	192,273
Profit for the period	-	-	-	-	-	-	-	12,057	12,057	384	12,441
Other comprehensive income (net of tax)	-	-	6	1,734	6,630	14	102	(79)	8,407	133	8,540
- debt instruments at fair value through other comprehensive income	-	-	177	-	-	-	-	-	177	28	205
- equity instruments designated at fair value through other comprehensive income	-	-	57	-	-	-	-	-	57	36	93
- cash flow hedges	-	-	-	1,794	-	-	-	-	1,794	97	1,891
- changes in fair value of financial liabilities designated at fair value upon initial recognition arising from changes in own credit risk	-	-	-	-	-	-	-	242	242	-	242
- property revaluation	-	-	-	-	-	14	-	-	14	-	14
- remeasurement of defined benefit asset/(liability)	-	-	-	-	-	-	-	(343)	(343)	(4)	(347)
- share of other comprehensive income of associates and joint ventures	-	-	-	-	-	-	-	(3)	(3)	-	(3)
- effects of hyperinflation	-	-	-	-	-	-	-	81	81	-	81
- foreign exchange losses reclassified to income statement on disposal or dilution of a foreign operation	-	-	-	-	224	-	-	-	224	-	224
- other reserves reclassified to income statement on disposal or dilution of a foreign operation	-	-	-	-	-	-	-	(56)	(56)	-	(56)
- insurance finance income recognised in other comprehensive income	-	-	-	-	-	-	16	-	16	-	16
- other exchange differences	-	-	(228)	(60)	6,406	-	86	-	6,204	(24)	6,180
Total comprehensive income for the period	-	-	6	1,734	6,630	14	102	11,978	20,464	517	20,981
Shares issued under employee remuneration and share plans	113	-	-	-	-	-	-	(113)	-	-	-
Share premium reclassification to retained earnings	-	-	-	-	-	-	-	-	-	-	-
Capital redemption reserves reclassification to retained earnings	-	-	-	-	-	-	-	-	-	-	-
Capital securities issued	-	4,096	-	-	-	-	-	-	4,096	-	4,096
Dividends to shareholders	-	-	-	-	-	-	-	(8,694)	(8,694)	(477)	(9,171)
Redemption of securities	-	(2,450)	-	-	-	-	-	-	(2,450)	-	(2,450)
Cost of share-based payment arrangements	-	-	-	-	-	-	-	316	316	-	316
Share buy-backs	-	-	-	-	-	-	-	(5,023)	(5,023)	-	(5,023)
Cancellation of shares	(239)	-	-	-	-	239	-	-	-	-	-
Changes in ownership interest in subsidiaries	-	-	-	-	-	-	-	-	-	-	-
Transfer of gain on disposal of equity investments at FVOCI to retained earnings	-	-	-	-	-	-	-	-	-	-	-
Other movements	-	-	1	-	-	-	-	(1,129)	(1,128)	(25)	(1,153)
At 30 Jun 2025	23,657	20,716	(3,239)	655	(26,257)	26,581	704	149,737	192,554	7,315	199,869

Consolidated statement of changes in equity (continued)
			Other reserves
	Called up share capital and share premium	Other equity instru- ments	Financial assets at FVOCI reserve	Cash flow hedging reserve	Foreign exchange reserve	Merger and other reserves	Insurance finance reserve	Retained earnings	Total share- holders' equity	Non- controlling interests	Total equity
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
At 1 Jul 2025	23,657	20,716	(3,239)	655	(26,257)	26,581	704	149,737	192,554	7,315	199,869
Profit for the period	-	-	-	-	-	-	-	10,228	10,228	462	10,690
Other comprehensive income (net of tax)	-	-	2,920	(85)	233	-	(704)	(395)	1,969	32	2,001
- debt instruments at fair value through other comprehensive income	-	-	2,090	-	-	-	-	-	2,090	(4)	2,086
- equity instruments designated at fair value through other comprehensive income	-	-	27	-	-	-	-	-	27	(22)	5
- cash flow hedges	-	-	-	(94)	-	-	-	-	(94)	(24)	(118)
- changes in fair value of financial liabilities designated at fair value upon initial recognition arising from changes in own credit risk	-	-	-	-	-	-	-	(721)	(721)	-	(721)
- property revaluation	-	-	-	-	-	-	-	-	-	-	-
- remeasurement of defined benefit asset/(liability)	-	-	-	-	-	-	-	154	154	9	163
- share of other comprehensive income of associates and joint ventures	-	-	-	-	-	-	-	113	113	-	113
- effects of hyperinflation	-	-	-	-	-	-	-	59	59	-	59
- foreign exchange losses reclassified to income statement on disposal or dilution of a foreign operation	-	-	-	-	(16)	-	-	-	(16)	-	(16)
- other reserves reclassified to income statement on disposal or dilution of a foreign operation	-	-	745	-	-	-	(687)	-	58	-	58
- insurance finance expense recognised in other comprehensive income	-	-	-	-	-	-	(11)	-	(11)	-	(11)
- other exchange differences	-	-	58	9	249	-	(6)	-	310	73	383
Total comprehensive income for the period	-	-	2,920	(85)	233	-	(704)	9,833	12,197	494	12,691
Shares issued under employee remuneration and share plans	3	-	-	-	-	-	-	(3)	-	-	-
Share premium reclassification to retained earnings	(14,810)	-	-	-	-	-	-	14,810	-	-	-
Capital redemption reserves reclassification to retained earnings	-	-	-	-	-	(1,755)	-	1,755	-	-	-
Capital securities issued	-	-	-	-	-	-	-	-	-	-	-
Dividends to shareholders	-	-	-	-	-	-	-	(4,070)	(4,070)	(241)	(4,311)
Redemption of securities	-	-	-	-	-	-	-	-	-	-	-
Cost of share-based payment arrangements	-	-	-	-	-	-	-	305	305	-	305
Share buy-backs	-	-	-	-	-	-	-	(3,016)	(3,016)	-	(3,016)
Cancellation of shares	(151)	-	-	-	-	151	-	-	-	-	-
Changes in ownership interest in subsidiaries	-	-	-	-	-	-	-	-	-	-	-
Transfer of gain on disposal of equity investments at FVOCI to retained earnings	-	-	-	-	-	-	-	-	-	-	-
Other movements	-	-	-	-	-	1	-	254	255	(127)	128
At 31 Dec 2025	8,699	20,716	(319)	570	(26,024)	24,978	-	169,605	198,225	7,441	205,666
1 Amount in 1H26 includes the recycling of a $0.2bn foreign currency translation reserves loss following completion of the sale of our UK life insurance business, HSBC Life (UK) Limited.
2 HSBC Holdings issued $1.25bn at 6.750% and $1.25bn at 7.000% of contingent convertible securities in March 2026, and $1.5bn at 6.750% of contingent convertible securities in May 2026. All instruments were recorded net of issuance costs.
3 In March 2026, HSBC Holdings redeemed its $1.0bn 4.000% contingent convertible securities.
4 Amount in 1H26 includes the impact of the $13.7bn privatisation of Hang Seng Bank, which comprised the derecognition of $7.0bn in non-controlling interests and a residual $6.7bn reduction in shareholders' equity, partly offset by impact of foreign currency translation.
5 Amount in 1H26 includes $0.7bn of shares bought by HSBC Holdings Employee Benefit Trust under employee share plans.

Consolidated statement of cash flows
	Half-year to
	30 Jun 2026	30 Jun 2025
	$m	$m
Profit before tax	19,522	15,810
Adjustments for non-cash items:
Depreciation, amortisation and impairment	2,456	2,225
Net loss/(gain) from investing activities1	(239)	1,127
Share of profit in associates and joint ventures	(1,559)	(1,651)
Impairment of interest in associate2	-	1,000
Net loss on acquisition/disposal of subsidiaries, businesses, associates and joint ventures	355	73
Change in expected credit losses gross of recoveries and other credit impairment charges	2,548	2,077
Provisions including pensions	175	584
Share-based payment expense	319	315
Other non-cash items included in profit before tax	(1,420)	(2,732)
Elimination of exchange differences3	8,390	(41,720)
Changes in operating assets and liabilities
Change in loans, deposits and other operating assets and liabilities4	54,736	37,488
Dividends received from associates	222	850
Contributions paid to defined benefit plans	(96)	(67)
Tax paid	(3,647)	(2,197)
Net cash from operating activities	81,762	13,182
Purchase of financial investments	(262,844)	(266,941)
Proceeds from the sale and maturity of financial investments	204,080	232,360
Net cash flows from the purchase and sale of property, plant and equipment	(1,002)	(504)
Net investment in intangible assets	(1,366)	(1,316)
Net cash inflow on acquisition/disposal of subsidiaries, businesses, associates and joint ventures	390	-
Net cash outflow on acquisition/disposal of subsidiaries, businesses, associates and joint ventures	(2,660)	(29)
Net cash from investing activities	(63,402)	(36,430)
Issue of ordinary share capital and other equity instruments	3,992	4,096
Share buy-backs	-	(5,386)
Net sales/(purchases) of own shares for market-making and investment purposes	(750)	(1,100)
Net cash flow from change in stakes of subsidiaries5	(13,643)	-
Redemption of preference shares and other equity instruments	(1,000)	(2,450)
Subordinated loan capital issued	-	2,340
Subordinated loan capital repaid	-	(1,986)
Dividends paid to shareholders of the parent company and non-controlling interests	(10,118)	(9,171)
Net cash from financing activities	(21,519)	(13,657)
Net decrease in cash and cash equivalents	(3,159)	(36,905)
Cash and cash equivalents at the beginning of the period	432,887	434,940
Exchange differences in respect of cash and cash equivalents	(5,456)	30,872
Cash and cash equivalents at the end of the period6	424,272	428,907
Interest received was $50.4bn (1H25: $50.1bn), interest paid was $32.7bn (1H25: $35.1bn) and dividends received (excluding dividends received from associates, which are presented separately above) were $1.5bn (1H25: $1.3bn).

1 Amount in 1H25 includes a loss of $1.1bn inclusive of reserves recycling as a result of the dilution of our shareholding in BoCom.
2 Amount in 1H25 includes a $1.0bn impairment loss following an impairment test on the carrying value of the Group's investment in BoCom.
3 Adjustments to bring changes between opening and closing balance sheet amounts to average rates. This is not done on a line-by-line basis, as details cannot be determined without unreasonable expense.
4 This line item comprises amounts previously presented as 'Change in operating assets' and 'Change in operating liabilities'.
5 Amount in 1H26 relates to the privatisation of Hang Seng Bank.
6 Includes $1.7bn (1H25: $2.5bn) of cash and cash equivalents classified as held for sale.

1 Basis of preparation and material accounting policies

(a) Compliance with International Financial Reporting Standards

Our interim condensed consolidated financial statements have been prepared on the basis of the policies set out in the 2025 annual financial statements except for those related to certain amendments to IFRS 9 'Financial Instruments' and IFRS 7 'Financial Instruments: Disclosures' as set out below. They have also been prepared in accordance with IAS 34 'Interim Financial Reporting' as adopted by the UK, IAS 34 'Interim Financial Reporting' as issued by the International Accounting Standards Board ('IASB'), IAS 34 'Interim Financial Reporting' as adopted by the EU, and the Disclosure Guidance and Transparency Rules sourcebook of the UK's Financial Conduct Authority. Therefore, they include an explanation of events and transactions that are significant to an understanding of the changes in HSBC's financial position and performance since the end of 2025.

These interim condensed consolidated financial statements should be read in conjunction with the Annual Report and Accounts 2025, which was prepared in accordance with UK-adopted international accounting standards in conformity with the requirements of the Companies Act 2006 and international financial reporting standards adopted pursuant to Regulation (EC) No 1606/2002 as it applies in the European Union. These interim condensed consolidated financial statements were also prepared in accordance with International Financial Reporting Standards ('IFRS Accounting Standards') as issued by the IASB, including interpretations issued by the IFRS Interpretations Committee.

At 30 June 2026, there were no IFRS Accounting Standards effective for the half-year to 30 June 2026 affecting these financial statements that were not approved for adoption in the UK by the UK Endorsement Board. There was no difference between IFRS Accounting Standards adopted by the UK, IFRS Accounting Standards as adopted by the EU, and IFRS Accounting Standards issued by the IASB in terms of their application to HSBC.

Standards applied during the half-year to 30 June 2026

On 1 January 2026 the Group adopted 'Amendments to the Classification and Measurement of Financial Instruments - Amendments to IFRS 9 and IFRS 7'. In addition to guidance as to when certain financial liabilities can be deemed settled when using an electronic payment system, the amendments also provide further clarification regarding the classification of financial assets that contain contractual terms that change the timing or amount of contractual cash flows, including those arising from ESG-related contingencies, and financial assets with certain non-recourse features. These amendments had no material effect on the Group.

(b) Use of estimates and judgements

Management believes that the critical estimates and judgements applicable to the Group are those that relate to impairment of amortised cost and FVOCI debt financial assets, the valuation of financial instruments, deferred tax assets, provisions, interests in associates, impairment of goodwill and non-financial assets, and post-employment benefit plans. The Group does not consider there to be a significant risk of a material adjustment to the carrying amount of goodwill in this financial year, but does consider this to be an area that is inherently judgemental.
There were no material changes in the current period to any of the critical estimates and judgements disclosed in 2025, which are stated on pages 67 and 274 to 285 of the Annual Report and Accounts 2025.

(c) Composition of the Group

There were no material individual changes in the composition of the Group in the half-year to 30 June 2026. Following the privatisation of Hang Seng Bank, the Group acquired the remaining ownership interests, and the related non-controlling interests were derecognised within equity.
For details of future business acquisitions and disposals, see Note 15 'Assets held for sale, liabilities of disposal groups held for sale and business acquisitions' in the Interim Report 2026.

(d) Future accounting developments

IFRS 18 'Presentation and Disclosure in Financial Statements'

In April 2024, the IASB issued IFRS 18 'Presentation and Disclosure in Financial Statements', effective for annual reporting periods beginning on or after 1 January 2027. The new accounting standard aims to give users of financial statements more transparent and comparable information about an entity's financial performance. It will replace IAS 1 'Presentation of Financial Statements' but carries over many requirements from that IFRS Accounting Standard unchanged. In addition, there are three sets of new requirements relating to the structure of the income statement, management-defined performance measures, and the aggregation and disaggregation of financial information.

While IFRS 18 will not change recognition criteria or measurement bases, it will have an impact on presenting information in the financial statements, in particular the income statement and to a lesser extent the cash flow statement. HSBC is currently evaluating impacts and ensuring data readiness is adequate in anticipation of implementation.

Amendments to IAS 28 'Investments in Associates and Joint Ventures'

In June 2026, the IASB issued 'Amendments to the Fair Value Option for Investments in Associates and Joint Ventures - Amendments to IAS 28', applicable when an entity first applies IFRS 18. These narrow-scope amendments, which remain subject to adoption in both the UK and the EU, clarify that entities with a specified main business activity of investing in assets as assessed under IFRS 18 can elect to apply the fair value option to investments in associates and joint ventures. The Group is considering these amendments in the light of ongoing IFRS 18 preparatory work.

(e) Going concern

The financial statements are prepared on a going concern basis, as the Directors are satisfied that the Group and parent company have the resources to continue in business for the foreseeable future. In making this assessment, the Directors have considered a wide range of information relating to present and future conditions, including future projections of profitability, cash flows, capital requirements and capital resources.

These considerations include stressed scenarios that reflect the uncertainty in the macroeconomic environment, including: ongoing supply chain disruptions, uncertain inflation, rapidly-changing interest rates, the impact of the Russia-Ukraine war and conflict in the Middle East, varying pace of recovery in the Hong Kong CRE sector, heightened strategic competition between the US and China, ongoing and potential cross-border investment and trade restrictions, potential financial impact of trade and tariff policy developments, as well as the potential impacts from other top and emerging risks, including climate change, and the related impacts on profitability, capital and liquidity.

(f) Accounting policies

Except as described above, the accounting policies that we applied for these interim condensed consolidated financial statements are consistent with those described on pages 274 to 285 of the Annual Report and Accounts 2025, as are the methods of computation.

2 Dividends

On 4 August 2026, the Directors approved a second interim dividend for 2026 of $0.10 per ordinary share in respect of the financial year ending 31 December 2026. This distribution amounts to approximately $1.72bn and will be payable on 25 September 2026. No liability is recognised in the financial statements in respect of these dividends.

Dividends paid to shareholders of HSBC Holdings plc
	Half-year to
	30 Jun 2026		30 Jun 2025
	Per share	Total	Per share	Total
	$	$m	$	$m
Dividends paid on ordinary shares
In respect of previous year:
- fourth interim dividend	0.45	7,714	0.36	6,397
In respect of current year:
- first interim dividend	0.10	1,702	0.10	1,750
Total	0.55	9,416	0.46	8,147
Total coupons on capital securities classified as equity		633		547
Dividends to shareholders		10,049		8,694

Second interim dividend for 2026

On 4 August 2026, the Directors approved a second interim dividend in respect of the financial year ending 31 December 2026 of $0.10 per ordinary share (the 'dividend'), an expected distribution of approximately $1.72bn. The dividend will be payable on 25 September 2026 to holders of record on the Principal Register in the UK, the Hong Kong Overseas Branch Register or the Bermuda Overseas Branch Register on 14 August 2026.

The dividend will be payable in US dollars, or in pounds sterling or Hong Kong dollars at the forward exchange rates quoted by HSBC Bank plc in London at or about 11.00am local time on 14 September 2026. The ordinary shares in London, Hong Kong and Bermuda will be quoted ex-dividend on 13 August 2026. American Depositary Shares ('ADSs') in New York will be quoted ex-dividend on 14 August 2026.

The default currency on the Principal Register in the UK is pounds sterling, and dividends can also be paid in Hong Kong dollars or US dollars, or a combination of these currencies. International shareholders can register to join the Global Dividend Service to receive dividends in their local currencies. Please register and read the terms and conditions at www.investorcentre.co.uk. UK shareholders can also register their pounds sterling bank mandates at www.investorcentre.co.uk.

The default currency on the Hong Kong Overseas Branch Register is Hong Kong dollars, and dividends can also be paid in US dollars or pounds sterling, or a combination of these currencies. Shareholders can arrange for direct credit of Hong Kong dollar cash dividends into their bank account, or arrange to send US dollar or pounds sterling cheques to the credit of their bank account. Shareholders can register for these services at www.investorcentre.com/hk. Shareholders can also download a dividend currency election form from www.hsbc.com/dividends, www.investorcentre.com/hk, or www.hkexnews.hk.

The default currency on the Bermuda Overseas Branch Register is US dollars, and dividends can also be paid in Hong Kong dollars or pounds sterling, or a combination of these currencies. Shareholders can change their dividend currency election by contacting the Bermuda investor relations team. Shareholders can download a dividend currency election form from www.hsbc.com/dividends.

Changes to currency elections must be received by 9 September 2026 to be effective for this dividend.

The dividend will be payable on ADSs, each of which represents five ordinary shares, on 25 September 2026 to holders of record on 14 August 2026. The dividend of $0.50 per ADS will be payable by the depositary in US dollars. Alternatively, the cash dividend may be invested in additional ADSs by participants in the dividend reinvestment plan operated by the depositary. Elections must be received by 4 September 2026.

Any person who has acquired ordinary shares registered on the Principal Register in the UK, the Hong Kong Overseas Branch Register or the Bermuda Overseas Branch Register but who has not lodged the share transfer with the Principal Registrar in the UK, Hong Kong Overseas Branch Registrar or Bermuda Overseas Branch Registrar should do so before 4.00pm local time on 14 August 2026 in order to receive the dividend.

Ordinary shares may not be removed from or transferred to the Principal Register in the UK, the Hong Kong Overseas Branch Register or the Bermuda Overseas Branch Register on 14 August 2026. Any person wishing to remove ordinary shares to or from each register must do so before 4.00pm local time on 13 August 2026.

Shares repurchased under HSBC Holdings plc buy-backs, which have not yet been cancelled from the Hong Kong custodians' CCASS account as at the record date, will not be eligible for the dividend.

Transfers of ADSs must be lodged with the depositary by 11.00am local time on 14 August 2026 in order to receive the dividend. ADS holders who receive a cash dividend will be charged a fee, which will be deducted by the depositary, of $0.005 per ADS per cash dividend.

Dividend on preference share

A quarterly dividend of £0.01 per Series A sterling preference share is payable on 16 March, 15 June, 15 September and 15 December 2026 for the quarter then ended at the sole and absolute discretion of the Board of HSBC Holdings plc. Accordingly, the Board of HSBC Holdings plc has approved a quarterly dividend to be payable on 15 September 2026 to holders of record on 28 August 2026.

3 Earnings per share

Basic earnings per ordinary share is calculated by dividing the profit attributable to ordinary shareholders of the parent company by the weighted average number of ordinary shares outstanding, after deducting own shares held. Diluted earnings per ordinary share is calculated by dividing the basic earnings, which require no adjustment for the effects of dilutive potential ordinary shares, by the weighted average number of ordinary shares outstanding, excluding own shares held, plus the weighted average number of ordinary shares that would be issued on conversion of dilutive potential ordinary shares.

Basic and diluted earnings per share
	Half-year to
	30 Jun 2026			30 Jun 2025
	Profit	Number of shares	Amount per share	Profit	Number of shares	Amount per share
	$m	(millions)	$	$m	(millions)	$
Basic1	14,626	17,146	0.85	11,510	17,646	0.65
Effect of dilutive potential ordinary shares		99			126
Diluted1	14,626	17,245	0.85	11,510	17,772	0.65

1 Weighted average number of ordinary shares outstanding (basic) or assuming dilution (diluted).

4 Constant currency balance sheet reconciliation
	At 30 Jun 2026	At 30 Jun 2025			At 31 Dec 2025
	Reported and constant currency	Constant currency	Currency translation	Reported	Constant currency	Currency translation	Reported
	$m	$m	$m	$m	$m	$m	$m
Loans and advances to customers (net)	1,022,105	971,039	(10,683)	981,722	981,950	(6,449)	988,399
Interests in associates and joint ventures	31,333	29,049	847	28,202	30,026	449	29,577
Total external assets	3,438,161	3,175,982	(38,389)	3,214,371	3,206,415	(26,619)	3,233,034
Customer accounts	1,827,703	1,697,599	(21,005)	1,718,604	1,771,972	(14,856)	1,786,828

5 Reported and constant currency results1
	Half-year to
	30 Jun 2026	30 Jun 2025
	$m	$m
Revenue
Reported	37,742	34,122
Currency translation	-	690
Constant currency	37,742	34,812
Change in expected credit losses and other credit impairment charges
Reported	(2,353)	(1,941)
Currency translation	-	(74)
Constant currency	(2,353)	(2,015)
Operating expenses
Reported	(17,426)	(17,022)
Currency translation	-	(429)
Constant currency	(17,426)	(17,451)
Share of profit in associates and joint ventures less impairment
Reported	1,559	651
Currency translation	-	4
Constant currency	1,559	655
Profit before tax
Reported	19,522	15,810
Currency translation	-	191
Constant currency	19,522	16,001
Profit after tax
Reported	15,321	12,441
Currency translation	-	132
Constant currency	15,321	12,573

1 In the current period constant currency results are equal to reported as there is no currency translation.

Notable items
	Half-year to
	30 Jun 2026	30 Jun 2025
	$m	$m
Revenue
Disposals, wind-downs, acquisitions and related costs1	(426)	(139)
Dilution loss of interest in BoCom associate2	-	(1,136)
Operating expenses
Disposals, wind-downs, acquisitions and related costs1	(129)	(227)
Restructuring and other related costs3	(318)	(616)
Impairment loss of interest in BoCom associate2	-	(1,000)
Tax
Tax credit on notable items	85	379

1 The amount in 1H26 includes $0.2bn from the recycling of foreign currency translation reserve losses arising on completion of the sale of our UK life insurance business, HSBC Life (UK) Limited, and $0.3bn of disposal losses recognised upon the 'held for sale' classification of HSBC Continental Europe's shareholding in HSBC Bank Malta p.l.c. 1H25 includes $0.1bn fair value losses on ADRs in Galicia received as a part of the sale consideration for HSBC Argentina, which were sold in 2Q25.
2 The amount in 1H25 includes a loss of $1.1bn inclusive of reserves recycling as a result of the dilution of our shareholding in BoCom. We also recognised a $1.0bn impairment loss following an impairment test on the carrying value of the Group's investment in BoCom in 'Impairment loss of interest in BoCom associate'.
3 Amounts relate to organisational simplification provisions recognised in 2026 and 2025.

6 Contingent liabilities, contractual commitments and guarantees
	At
	30 Jun 2026	31 Dec 2025
	$m	$m
Guarantees and other contingent liabilities:
- financial guarantees	18,884	17,476
- performance and other guarantees	106,724	102,684
- other contingent liabilities	104	164
At the end of the period	125,712	120,324
Commitments:1
- documentary credits and short-term trade-related transactions	8,563	6,959
- forward asset purchases and forward deposits placed	163,989	84,978
- standby facilities, credit lines and other commitments to lend	874,730	856,700
At the end of the period	1,047,282	948,637

1 Includes $778.4bn of commitments at 30 June 2026 (31 December 2025: $690.8bn), to which the impairment requirements in IFRS 9 are applied.

The preceding table discloses the nominal principal amounts of off-balance sheet liabilities and commitments for the Group, which represent the maximum amounts at risk should the contracts be fully drawn upon and the clients default. As a significant portion of guarantees and commitments is expected to expire without being drawn upon, the total of the nominal principal amounts is not indicative of future liquidity requirements. The expected credit loss provision relating to guarantees and commitments under IFRS 9 is disclosed in Note 11 of the Interim Report 2026.

The majority of the guarantees have a term of less than one year. All guarantees are subject to HSBC's annual credit review process.

Potential contingent liabilities arising from legal proceedings and regulatory and other matters against Group companies are excluded from this note but are disclosed in Note 7 below.

7 Legal proceedings and regulatory matters

HSBC is party to legal proceedings and regulatory matters in a number of jurisdictions arising out of its normal business operations. Apart from the matters described below, HSBC considers that none of these matters are material. The recognition of provisions is determined in accordance with the accounting policies set out in Note 1 of the Annual Report and Accounts 2025. While the outcomes of legal proceedings and regulatory matters are inherently uncertain, management believes that, based on the information available to it, appropriate provisions have been made in respect of these matters as at 30 June 2026 (see Note 11 of the Interim Report 2026). Where an individual provision is material, the fact that a provision has been made is stated and quantified, except to the extent that doing so would be seriously prejudicial. Any provision recognised does not constitute an admission of wrongdoing or legal liability. It is not practicable to provide an aggregate estimate of potential liability for our legal proceedings and regulatory matters as a class of contingent liabilities.

Bernard L. Madoff Investment Securities LLC

Various HSBC companies that provided custodial, administration and similar services to a number of funds whose assets were invested with Bernard L. Madoff Investment Securities LLC ('Madoff Securities') have been named as defendants in lawsuits arising out of Madoff Securities' fraud.

Trustee litigation: The Madoff Securities trustee (the 'Trustee') has brought lawsuits in the US against various HSBC companies and others seeking recovery of alleged transfers from Madoff Securities to the HSBC companies in the amount of $508m (plus interest). In September 2025, the US Bankruptcy Court for the Southern District of New York dismissed all claims against HSBC Private Bank (Suisse) SA in the amount of $292m and certain claims against HSBC Bank USA N.A. ('HSBC Bank USA') in the amount of $32m. These dismissals are now final. The Trustee's remaining claims, which amount to $184m (plus interest), are pending.

The Trustee has filed a claim against various HSBC companies in the High Court of England and Wales seeking recovery of alleged transfers from Madoff Securities to the HSBC companies. The claim has not yet been served and the amount claimed has not been specified.

Fairfield Funds litigation: Fairfield Sentry Limited, Fairfield Sigma Limited and Fairfield Lambda Limited (each in liquidation and together, the 'Fairfield Funds') have brought lawsuits in the US against various HSBC companies and others seeking recovery of alleged transfers from the Fairfield Funds to the HSBC companies (that acted as nominees for clients) in the amount of $367m (plus interest). In August 2025, the US Court of Appeals for the Second Circuit confirmed the dismissal of Fairfield Funds' claims against all HSBC companies. Fairfield Funds have filed a petition for review of the dismissal by the US Supreme Court, which is pending.

Herald Fund SPC ('Herald') litigation: HSBC Securities Services Luxembourg ('HSSL') and HSBC Bank plc are defending an action brought by Herald (in liquidation) before the Luxembourg District Court seeking restitution of securities (the amount of which would be determined by further proceedings, if Herald is successful in its claim) and $521m in cash (plus interest) or, alternatively, damages in the amount of $5.6bn (plus interest). There are various proceedings pending before the Luxembourg courts relating to Herald's action and the timing of when these will be determined is uncertain. Herald's damages claim against HSSL and HSBC Bank plc has been stayed. Following an appeal by HSSL, Herald's cash restitution claim has been returned to the Luxembourg District Court for determination. In July 2026, the Luxembourg Court of Appeal denied a second appeal by HSSL in respect of Herald's securities restitution claim. HSSL has a right to seek a further appeal to the Luxembourg Court of Cassation. There will be further proceedings before the Luxembourg Court of Appeal to determine the quantum of restitution HSSL may be required to pay to Herald. HSSL continues to recognise a $1.1bn provision in connection with this matter. Given the complexities and uncertainties associated with determining the quantum of restitution, the eventual financial impact could be significantly different.

Alpha Prime Fund Limited ('Alpha Prime') litigation: Various HSBC companies are defending an action brought by Alpha Prime in the Luxembourg District Court seeking restitution of securities and $1bn (plus interest) in supplementary damages or, alternatively, damages in the amount of $3.3bn (plus interest). This matter is currently pending before the Luxembourg District Court.

In November 2024, Alpha Prime served various HSBC companies with a lawsuit filed in the Bermuda Supreme Court seeking damages for unspecified amounts for alleged breach of contract and negligence. This claim is currently stayed.

Senator Fund SPC ('Senator') litigation: HSSL and the Luxembourg branch of HSBC Bank plc are defending an action brought by Senator before the Luxembourg District Court seeking restitution of securities or, alternatively, damages in the amount of $1.4bn (plus interest). This matter is currently pending before the Luxembourg District Court.

Based on the facts currently known, it is not practicable at this time for HSBC to predict the resolution of these matters, including the timing or any possible impact on HSBC, which could be significant.

US Anti-Terrorism Act litigation

Since November 2014, a number of lawsuits have been filed in federal courts in the US against various HSBC companies and others on behalf of plaintiffs who are, or are related to, alleged victims of terrorist attacks in the Middle East. In each case, it is alleged that the defendants aided and abetted the unlawful conduct of various sanctioned parties in violation of the US Anti-Terrorism Act, or provided banking services to customers alleged to have connections to terrorism financing. Six actions, which seek damages for unspecified amounts, remain pending. Two of these actions have been dismissed but may be appealed. The other four actions remain at an early procedural stage.

Based on the facts currently known, it is not practicable at this time for HSBC to predict the resolution of these matters, including the timing or any possible impact on HSBC, which could be significant.

US dollar Libor litigation

Various HSBC companies are defending two individual actions which allege that the HSBC defendants violated various US federal and state laws, including antitrust laws, related to the setting of US dollar Libor, and seek damages for unspecified amounts. In September 2025, the US District Court for the Southern District of New York granted the defendants' joint motion for summary judgment and dismissed these actions. The plaintiffs have appealed.

Based on the facts currently known, it is not practicable at this time for HSBC to predict the resolution of these matters, including the timing or any possible impact on HSBC, which could be significant.

Foreign exchange-related investigations and litigation

In December 2016, Brazil's Administrative Council of Economic Defense initiated an investigation into the onshore foreign exchange market and identified a number of banks, including HSBC, as subjects of its investigation. This investigation is ongoing. Lawsuits alleging foreign exchange-related misconduct remain pending against HSBC and other banks in courts in Brazil.

Since 2017, HSBC Bank plc, among other financial institutions, has been defending a complaint filed by the Competition Commission of South Africa before the South African Competition Tribunal for alleged anti-competitive behaviour in the South African foreign exchange market. In 2020, a revised complaint was filed which also named HSBC Bank USA as a defendant. In June 2026, the Constitutional Court of South Africa confirmed the dismissal of HSBC Bank USA from the revised complaint but determined that the complaint can proceed against HSBC Bank plc.

HSBC Bank plc and HSBC Holdings have reached a settlement with plaintiffs in Israel to resolve a class action filed in the local courts alleging foreign exchange-related misconduct. The settlement, the impact of which is not significant and is fully provisioned, remains subject to court approval.

In February 2024, HSBC Bank plc and HSBC Holdings were joined to an existing claim brought in the UK Competition Appeals Tribunal ('UK CAT') against various other banks alleging historical anti-competitive behaviour in the foreign exchange market and seeking approximately £3bn in damages from all the defendants. In December 2025, the UK Supreme Court upheld an earlier ruling of the UK CAT refusing certification as an opt-out claim. This matter remains pending before the UK CAT.
Based on the facts currently known, it is not practicable at this time for HSBC to predict the resolution of these matters, including the timing or any possible impact on HSBC, which could be significant.

Precious metals fix-related litigation

US litigation: Various HSBC companies and other members of The London Silver Market Fixing Limited are defending a class action pending in the US District Court for the Southern District of New York alleging that, from January 2007 to December 2013, the defendants conspired to manipulate the price of silver and silver derivatives for their collective benefit in violation of US antitrust laws, the US Commodity Exchange Act and New York state law. In May 2023, this action, which seeks damages for unspecified amounts, was dismissed but remains pending on appeal. Based on the facts currently known, it is not practicable at this time for HSBC to predict the resolution of this matter, including the timing or any possible impact on HSBC, which could be significant.

Canada litigation: Various HSBC companies and other financial institutions have been defending putative class actions filed in the Ontario and Quebec Superior Courts of Justice alleging that the defendants conspired to manipulate the price of silver, gold and related derivatives in violation of the Canadian Competition Act and common law. These actions each seek CA$1bn in damages plus CA$250m in punitive damages. The HSBC defendants have reached a settlement with the plaintiffs to resolve these matters. The settlement, the impact of which is not significant and is fully provisioned, is subject to final court approval.

Tax-related investigations

HSBC Bank plc and the German branch of HSBC Continental Europe continue to cooperate with investigations by the German public prosecutor into numerous financial institutions and their employees, in connection with the dividend withholding tax treatment of certain trading activities. Based on the facts currently known, it is not practicable at this time for HSBC to predict the resolution of this matter, including the timing or any possible impact on HSBC, which could be significant.

Gilts trading litigation

In June 2023, HSBC Bank plc and HSBC Securities (USA) Inc., among other banks, were named as defendants in a putative class action filed in the US District Court for the Southern District of New York by plaintiffs alleging anti-competitive conduct in the gilts market and seeking damages for unspecified amounts. Certain of the defendants, including HSBC Bank plc and HSBC Securities (USA) Inc., have reached a settlement with the plaintiffs to resolve this matter. The settlement, the impact of which is not significant and has been paid, remains subject to final court approval.

Korean short selling indictment

In March 2024, the Korean Prosecutors' Office issued a criminal indictment against The Hongkong and Shanghai Banking Corporation Limited ('HBAP') and three current and former employees for breaching short selling rules under the Financial Investment Services and Capital Markets Act in connection with trades carried out between August 2021 and December 2021. In September 2025, the Korean appellate court confirmed the acquittal of HBAP of all charges. The Korean Prosecutors' Office has further appealed to the Korean Supreme Court.

Investigations involving HSBC Private Bank (Suisse) SA

Law enforcement authorities in Switzerland and France are conducting criminal investigations into HSBC Private Bank (Suisse) SA in connection with alleged money laundering offences in respect of two historical banking relationships. In May 2026, HSBC Private Bank (Suisse) SA was placed under formal examination in the investigation in France. HSBC Private Bank (Suisse) SA continues to cooperate with both investigations, which are ongoing.

Based on the facts currently known, it is not practicable at this time for HSBC to predict the resolution of these matters, including the timing or any possible impact on HSBC, which could be significant.

First Citizens litigation

In May 2023, First-Citizens Bank & Trust Company ('First Citizens') brought a lawsuit in the US District Court for the Northern District of California against various HSBC companies and seven US-based HSBC employees who had previously worked for Silicon Valley Bank ('SVB'). The lawsuit seeks $1bn in damages and alleges, among other things, that the various HSBC companies conspired with the individual defendants to solicit employees from First Citizens and that the individual defendants took confidential information belonging to SVB and/or First Citizens. In May 2026, the court dismissed claims that First Citizens had purportedly acquired from the Federal Deposit Insurance Corporation ('FDIC'), and claims against defendants that First Citizens had sought to bring back into the litigation following their dismissal by the court in July 2024. First Citizens' remaining claims are proceeding against two HSBC companies and one of the individuals.

Based on the facts currently known, it is not practicable at this time for HSBC to predict the resolution of this matter, including the timing or any possible impact on HSBC, which could be significant.

US mortgage securitisation litigation

Beginning in 2014, a number of lawsuits were filed in various state and federal courts in the US against HSBC Bank USA, as a trustee of more than 280 mortgage securitisation trusts, seeking unspecified damages for losses in collateral value allegedly sustained by the trusts. Nearly all of these lawsuits have either been settled or dismissed; one action remains pending in a New York state court. Based on the facts currently known, it is not practicable at this time for HSBC to predict the resolution of this matter, including the timing or any possible impact on HSBC, which could be significant.

HSBC Bank USA and certain of its affiliates were named as defendants in a mortgage loan repurchase action brought by the trustee of a mortgage securitisation trust in New York state court that sought unspecified damages and specific performance. The action has been dismissed, and the plaintiff's appeal has been denied. This matter is now closed.

Mexican government bond litigation

HSBC Mexico S.A. and other banks are named as defendants in a consolidated putative class action pending in the US District Court for the Southern District of New York alleging anti-competitive conduct related to Mexican government bond transactions between 2010 and 2014 and seeking unspecified damages. The defendants, including HSBC Mexico S.A., have reached a settlement in principle with the plaintiffs to resolve this matter. The settlement, the impact of which is not significant and is fully provisioned, is subject to court approval.

Other regulatory investigations, reviews and litigation

HSBC Holdings and/or certain of its affiliates are also subject to a number of other enquiries and examinations, requests for information, investigations and reviews by various tax authorities, regulators, competition and law enforcement authorities, as well as legal proceedings including litigation, arbitration and other contentious proceedings, in connection with various matters arising out of their businesses and operations.

At the present time, HSBC does not expect the ultimate resolution of any of these matters to be material to the Group's financial position; however, given the uncertainties involved in legal proceedings and regulatory matters, there can be no assurance regarding the eventual outcome of a particular matter or matters.

8 Events after the balance sheet date
On 10 July 2026, HSBC Latin America Holdings (UK) Limited completed the sale of HSBC Bank (Uruguay) S.A. to a subsidiary of BTG Pactual Holding SA. Prior to their derecognition at completion, as at 30 June 2026, the balances that were classified as held for sale were $2.3bn in assets and $2.1bn in liabilities. On completion, we recycled immaterial foreign currency translation and other reserves losses to the income statement.

On 24 July 2026, HSBC Insurance (Asia Pacific) Holdings Limited, an indirect wholly-owned subsidiary of HSBC Holdings plc, entered into an agreement to sell its Singapore insurance business, HSBC Life (Singapore) Pte. Ltd, to Allianz Asia Holdings Pte. Ltd. The transaction, which remains subject to regulatory approval, is expected to generate an estimated pre-tax gain on disposal of $1.8bn at the HSBC Group consolidated level, inclusive of related transaction and migration costs, goodwill write-off and recycling of foreign currency translation reserves, which will be recognised largely upon completion, expected in the first half of 2027.

On 31 July 2026, HSBC Bank Australia Limited ('HSBC Australia'), an indirect wholly-owned subsidiary of HSBC Holdings plc, entered into an agreement to sell its portfolio of home and personal loans to Virgo BidCo Pty Ltd, an entity wholly-owned by funds managed by affiliates of Blackstone Inc. The disposal group, comprising $25.3bn in assets at 30 June 2026, is expected to be classified as held for sale in the third quarter of 2026. The transaction, which remains subject to regulatory and competition approvals, is expected to complete in the first half of 2027, and to generate an immaterial loss, inclusive of related costs and write-offs. The remainder of HSBC Australia's retail banking business will be wound down in a phased manner over the next 18 months. HSBC Australia's CIB, Asset Management and Private Banking businesses will be consolidated into The Hongkong and Shanghai Banking Corporation Limited Sydney Branch, subject to regulatory approval, simplifying HSBC's entity footprint. We expect to incur $0.3bn in associated restructuring costs and write-offs. Following disposal and wind-down actions, including the transfer of certain mortgage securitisation-related roles held by HSBC Australia, cumulative foreign currency translation reserves are expected to be recycled to the income statement. As at 30 June 2026, foreign currency translation reserve losses stood at $0.3bn.
On 2 August 2026, HSBC Bank Egypt S.A.E., an indirect subsidiary of HSBC Holdings plc, entered into a binding agreement to sell its retail banking business to Emirates NBD Egypt (S.A.E), a direct subsidiary of Emirates NBD Bank PJSC. The transaction, which remains subject to regulatory approval, is expected to complete in the second half of 2027 and to generate an estimated pre-tax gain of $0.3bn, inclusive of related transaction and migration costs and write-offs, that will be recognised largely upon completion. The disposal group, comprising $0.4bn in assets and $2.8bn in liabilities at 30 June 2026, is expected to be classified as held for sale in the third quarter of 2026.

A second interim dividend for 2026 of $0.10 per ordinary share in respect of the financial year ending 31 December 2026 was approved by the Directors on 4 August 2026, as described in Note 3 of the Interim Report 2026. On 4 August 2026, HSBC Holdings announced its intention to initiate a share buy-back to purchase its ordinary shares up to a maximum consideration of $1bn, which is expected to commence shortly after the release of our 1H26 results and complete by our third quarter 2026 results announcement.

9 Capital structure
Capital ratios
	At
	30 Jun 2026	31 Dec 2025
	%	%
Common equity tier 1 ratio	14.1	14.9
Tier 1 ratio	16.7	17.3
Total capital ratio	19.7	20.5

Total regulatory capital and risk-weighted assets
	At
	30 Jun 2026	31 Dec 2025
	$m	$m
Common equity tier 1 capital	127,692	132,593
Additional tier 1 capital	23,652	20,804
Tier 2 capital	27,432	28,974
Total regulatory capital	178,776	182,371
Risk-weighted assets	906,417	888,647

Leverage ratio
	At
	30 Jun 2026	31 Dec 2025
	$bn	$bn
Tier 1 capital (leverage)	151.3	153.4
Total leverage ratio exposure	3,076.2	2,877.1
	%	%
Leverage ratio	4.9	5.3

10 Statutory accounts

The information in this news release is unaudited and does not constitute statutory accounts within the meaning of section 434 of the Companies Act 2006. The statutory accounts of HSBC Holdings plc for the year ended 31 December 2025 have been delivered to the Registrar of Companies in England and Wales in accordance with section 447 of the Companies Act 2006. The Group's auditor, PricewaterhouseCoopers LLP ('PwC') has reported on those accounts. Its report was unqualified, did not include a reference to any matters to which PwC drew attention by way of emphasis without qualifying its report and did not contain a statement under section 498(2) or (3) of the Companies Act 2006.

The information in this news release does not constitute the unaudited interim condensed consolidated financial statements which are contained in the Interim Report 2026. The Interim Report 2026 was approved by the Board of Directors on 4 August 2026. The unaudited interim condensed consolidated financial statements included in the Interim Report 2026 have been reviewed by the Group's auditor, PwC, in accordance with International Standard on Review Engagements (UK) 2410, 'Review of Interim Financial Information Performed by the Independent Auditor of the Entity' issued by the Financial Reporting Council for use in the United Kingdom. The full report of its review, which was unmodified, is included in the Interim Report 2026.

11 Dealings in HSBC Holdings listed securities
HSBC has policies and procedures that, except where permitted by statute and regulation, prohibit it undertaking specified transactions in respect of its securities listed on The Stock Exchange of Hong Kong Limited ('HKEx'). Except for dealings as intermediaries or as trustees by subsidiaries of HSBC Holdings, or in relation to HSBC Holdings ordinary share buy-backs, neither HSBC Holdings nor any of its subsidiaries has purchased, sold or redeemed any of its securities listed on HKEx during the half-year ended 30 June 2026.

12 Earnings release and final results
An earnings release for the three-month period ending 30 September 2026 is expected to be issued on 27 October 2026. The results for the year to 31 December 2026 are expected to be announced on 23 February 2027.

13 Corporate governance
We are subject to corporate governance requirements in both the UK and Hong Kong. Throughout the six months ended 30 June 2026, we complied with the applicable provisions of the 2024 UK Corporate Governance Code, effective 1 January 2025 and also the requirements of the Hong Kong Corporate Governance Code with the exception of Provision 24 of the UK Corporate Governance Code in relation to the Group Chairman being a member of the Group Audit Committee. Brendan Nelson will step down as Chair of the Group Audit Committee, and Richard Meddings will be appointed Chair of the Group Audit Committee, following publication of the Interim Report 2026. The UK Corporate Governance Code is available at www.frc.org.uk and the Hong Kong Corporate Governance Code is available at www.hkex.com.hk.

The Board has codified obligations for transactions in Group securities in accordance with the requirements of the UK Market Abuse Regulation and the rules governing the listing of securities on the HKEx, save that the HKEx has granted waivers from strict compliance with the rules that take into account accepted practices in the UK, particularly in respect of employee share plans.

All Directors have confirmed that they have complied with their obligations in respect of transacting in Group securities throughout the period.

There have been no material changes to the information disclosed in the Annual Report and Accounts 2025 in respect of the remuneration of employees, remuneration policies, bonus and share option plans and training schemes. Details of the number of employees are provided on page 24 of the Interim Report 2026.

The Board of Directors of HSBC Holdings plc as at the date of this announcement comprises: Brendan Robert Nelson*, Georges Bahjat Elhedery, Geraldine Joyce Buckingham†, Wei Sun Christianson†, Rachel Duan†, Dame Carolyn Julie Fairbairn†, James Anthony Forese†, Steven Craig Guggenheimer†, Manveen (Pam) Kaur, Dr José Antonio Meade Kuribreña†, Richard Henry Meddings†, Kalpana Jaisingh Morparia†, Eileen K Murray† and Swee Lian Teo†.

* Non-executive Group Chairman
† Independent non-executive Director

14 Interim Report 2026

The Interim Report 2026 will be made available to shareholders on or about 22 August 2026. Copies of the Interim Report 2026 and this news release may be obtained from Global Communications, HSBC Holdings plc, 8 Canada Square, London E14 5HQ, United Kingdom; from Communications (Asia), The Hongkong and Shanghai Banking Corporation Limited, 1 Queen's Road Central, Hong Kong; or from US Communications, HSBC Bank USA, N.A., 1 West 39th Street, 9th Floor, New York, NY 10018, USA. The Interim Report 2026 and this news release may also be downloaded from the HSBC website, www.hsbc.com.

A Chinese translation of the Interim Report 2026 is available upon request from Computershare Hong Kong Investor Services Limited, Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong.
The Interim Report 2026 will be available on The Stock Exchange of Hong Kong Limited's website www.hkex.com.hk.

15 Cautionary statement regarding forward-looking statements

This news release may contain projections, estimates, forecasts, ambitions, targets, commitments, opinions, prospects, results, returns and forward-looking statements with respect to the financial condition, results of operations, capital position, environmental, social and governance ('ESG')- related matters, strategy and business of the Group which can be identified by the use of forward-looking terminology such as "may", "will", "should", "expect", "anticipate", "project", "estimate", "seek", "intend", "target", "plan", "believe", "potential" or "reasonably possible" or the negatives thereof or other variations thereon or comparable terminology (together, "forward-looking statements"), including the strategic priorities and any financial, investment and capital targets and any ESG ambitions, targets and commitments described herein.
Any such forward-looking statements are not a reliable indicator of future performance, as they may involve significant stated or implied assumptions and subjective judgements which may or may not prove to be correct. There can be no assurance that any of the matters set out in forward-looking statements are attainable, will actually occur or will be realised or are complete or accurate. The assumptions and judgments may prove to be incorrect and involve known and unknown risks, uncertainties, contingencies and other important factors, many of which are outside the control of the Group.

Actual achievements, results, performance or other future events or conditions may differ materially from those stated, implied and/or reflected in any forward-looking statements due to a variety of risks, uncertainties and other factors including, without limitation, those which are referable to general market or economic conditions, regulatory and government policy changes, continued volatility in trade and tariff policies, increased volatility in interest rates and inflation levels and other macroeconomic risks, geopolitical tensions such as the Russia-Ukraine war, the conflict in the Middle East or any potential military action or conflict elsewhere, specific economic developments, such as the uncertain performance of the commercial real estate sector and the residential property sector in the Chinese mainland and Hong Kong, or the efficacy of the Group's actions in managing and mitigating ESG-related risks, and in progressing towards the Group's ESG ambitions, targets and commitments, technology and cybersecurity risks (including risks relating to deployment of artificial intelligence), sanctions compliance risks, and regulatory enforcement actions.

Any such forward-looking statements are based on the beliefs, expectations and opinions of the Group at the date the statements are made, and the Group does not assume, and hereby disclaims, any obligation or duty to update, revise or supplement them if circumstances or management's beliefs, expectations or opinions should change. For these reasons, recipients should not place reliance on, and are cautioned about relying on, any forward-looking statements. No representations or warranties, expressed or implied, are given by or on behalf of the Group as to the achievement or reasonableness of any projections, estimates, forecasts, ambitions, targets, commitments, prospects or returns contained herein.

Additional detailed information concerning important factors, including but not limited to ESG-related factors, that could cause actual results to differ materially from this news release is available in our Annual Report and Accounts for the fiscal year ended 31 December 2025, filed with the Securities and Exchange Commission (the "SEC") on Form 20-F on 26 February 2026, our 1Q 2026 Earnings Release, furnished to the SEC on Form 6-K on 5 May 2026 and our Interim Report 2026 for the six months ended 30 June 2026, which we expect to furnish to the SEC on Form 6-K on or around 4 August 2026.

16 Use of alternative performance measures

Our reported results are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ('IFRS Accounting Standards') as detailed in the interim condensed consolidated financial statements starting on page 80 of the Interim Report 2026.

To measure our performance, we supplement our IFRS Accounting Standards figures with non-IFRS Accounting Standards measures, which constitute alternative performance measures under European Securities and Markets Authority guidance and non-GAAP financial measures defined in and presented in accordance with US Securities and Exchange Commission rules and regulations. These measures include those derived from our reported results that eliminate factors that distort period-on-period comparisons. The 'constant currency performance' measure used in this report is described below. Definitions and calculations of other alternative performance measures are included in 'Alternative performance measures' on pages 41 to 44 of the Interim Report 2026, which is available at www.hsbc.com. All alternative performance measures are reconciled to the closest reported performance measure.

The business segmental results are presented on a constant currency basis in accordance with IFRS 8 'Operating Segments' as detailed in Note 5: 'Segmental analysis' on page 89 of the Interim Report 2026.

Constant currency performance
Constant currency performance is computed by adjusting reported results for the effects of foreign currency translation differences, which distort period-on-period comparisons.

We consider constant currency performance to provide useful information for investors by aligning internal and external reporting, and reflecting how management assesses period-on-period performance.

Notable items
We separately disclose 'notable items', which are components of our income statement that management considers as outside the normal course of business and generally non-recurring in nature. Certain notable items are classified as 'material notable items', which are a subset of notable items. Categorisation as a material notable item is dependent on the nature of each item in conjunction with the financial impact on the Group's income statement.

Ñ For further information on our use of alternative performance measures, see pages 20 and 41 of the Interim Report 2026.

17 Certain defined terms

Unless the context requires otherwise, 'HSBC Holdings' means HSBC Holdings plc and 'HSBC', the 'Group', 'we', 'us' and 'our' refer to HSBC Holdings together with its subsidiary undertakings. Within this document the Hong Kong Special Administrative Region of the People's Republic of China is referred to as 'Hong Kong'. When used in the terms 'shareholders' equity' and 'total shareholders' equity', 'shareholders' means holders of HSBC Holdings ordinary shares and those preference shares and capital securities issued by HSBC Holdings classified as equity. The abbreviations '$m' and '$bn' represent millions and billions (thousands of millions) of US dollars, respectively.

18 Investor Relations/Media Relations contacts

For further information contact:
Investor Relations Media Relations
UK - Alastair Ryan UK - HSBC Group Press Office
Telephone: +44 (0)7468 703 010 Telephone: +44 (0)20 7991 8096
Email: investorrelations@hsbc.com Email: pressoffice@hsbc.com

Hong Kong - Yafei Tian Hong Kong - Aman Ullah
Telephone: +852 2899 8909 Telephone: +852 3941 1120
Email: investorrelations@hsbc.com.hk Email: aspmediarelations@hsbc.com.hk

Please click on the link below to view the accompanying data pack.
http://www.rns-pdf.londonstockexchange.com/rns/1203P_1-2026-8-4.pdf

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Angela McEntee
Title: Group Company Secretary

Date: 04 August 2026